FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2006
Commission File Number: 001-14278

QUILMES INDUSTRIAL (QUINSA), SOCIÉTÉ ANONYME
(Translation of registrant’s name into English)

84, GRAND RUE L-1660 LUXEMBOURG, GRAND-DUCHY OF LUXEMBOURG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

QUILMES INDUSTRIAL (QUINSA), S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled, “QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES THAT JOÃO CASTRO NEVES WILL SUCCEED AGUSTIN GARCIA MANSILLA AS CHIEF EXECUTIVE OFFICER OF QUINSA EFFECTIVE DECEMBER 31, 2006.”

Quilmes Industrial S.A.

84 Grand-Rue  •  Luxembourg
Tel: +352.473.885  •  Fax: +352.226.056

CONTACT:

Francis Cressall
Quilmes Industrial (Quinsa) S.A.
+5411-4349-1846
FOR IMMEDIATE RELEASE

QUILMES INDUSTRIAL (QUINSA) S.A. ANNOUNCES THAT JOÃO CASTRO NEVES
WILL SUCCEED AGUSTIN GARCIA MANSILLA AS CHIEF EXECUTIVE OFFICER OF
QUINSA EFFECTIVE DECEMBER 31, 2006.

LUXEMBOURG – September 15, 2006 -- Quilmes Industrial (Quinsa) S.A. (NYSE:LQU) (“Quinsa” or the “Company”) today announced that João Castro Neves will succeed Mr. García Mansilla as Chief Executive Officer of Quinsa. Mr. García Mansilla decided to step down from his position with effect from December 31, 2006.  João Castro Neves is currently the Chief Financial Officer of Companhia de Bebidas das Américas – AmBev and a board member of Quinsa.

Commenting on his decision, Mr. García Mansilla said: “These past years at Quinsa have been very intense.  We have achieved all of the goals we had set ourselves, including the successful association of Quinsa and AmBev and the full integration of their operations.  It has been a very exciting period of my life, but also a very demanding one.  I believe it is now time to pursue other challenges. I am however fully committed to ensure the achievement of our targets for the year ended December 31, 2006.”

Messrs. Jacques-Louis Montalembert and Victorio Carlos de Marchi, Co-Chairmen of Quinsa’s Board of Directors, had the following comments: “On behalf of Quinsa’s Board of Directors, we would like to thank Mr. García Mansilla for his remarkable contribution to Quinsa throughout his tenure and wish him success in his new ventures.”

Commenting on his appointment, João Castro Neves said: “This is a very exciting opportunity and I look forward to working with the management team of Quinsa. Agustin and I are also working together to ensure a smooth transition.”

ABOUT QUINSA

Quinsa is a Luxembourg-based holding company that controls approximately 93% of Quilmes International (Bermuda) (“QIB”). The remaining stake is held by Companhia de Bebidas das Américas – AmBev (“AmBev”).

Quinsa, through QIB, controls beverage and malting businesses in five Latin American countries.  Its beer brands are strong market leaders in Argentina, Bolivia, Paraguay and Uruguay, and have a presence in Chile.  Further, pursuant to the Company’s strategic alliance with AmBev, it has entered into license and distribution agreements to produce and sell in Argentina, Bolivia, Chile, Paraguay and Uruguay the AmBev brands.  Similarly, under the agreements, AmBev may produce and distribute Quinsa’s brands in Brazil.

The Company also has bottling and franchise agreements with PepsiCo, and thus accounts for 100% of PepsiCo beverage sales in both Argentina and Uruguay.

Quinsa’s Class A and Class B shares are listed on the Luxembourg Stock Exchange (Reuters codes: QUIN.LU and QUINp.LU).  Quinsa’s American Depositary Shares, representing the Company’s B shares, are listed on the New York Stock Exchange (NYSE:LQU).

Quinsa’s web address: www.Quinsa.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUILMES INDUSTRIAL (QUINSA), S.A.

Date: September 15, 2006	By:	/s/ Agustin Garcia Mansilla

	Name:	Agustin Garcia Mansilla
	Title:	Chief Executive Officer